Exhibit 99.1

STOCK PURCHASE AND SALE AGREEMENT

REPSOL YPF, S.A.

REPSOL EXPLORACIÓN, S.A.

CAVEANT, S.A.

REPSOL YPF CAPITAL S.L.

PETERSEN ENERGÍA, S.A.

February 21, 2008

"This is a convenience translation into English of a Spanish-language original document. This translation is without legal effect and, in the event of any discrepancy with the Spanish-language original document, the Spanish-language original shall prevail."

TABLE OF CONTENTS

1.	DEFINITIONS			8

2.	RULES OF INTERPRETATION			8

3.	PURCHASE AND SALE			9
	3.1	OBJECTIVE		9
	3.2	PURCHASE AND SALE		9
4.	PRICE			9

5.	CONDITION SUBSEQUENT			9
	5.1	CONDITION SUBSEQUENT		9
	5.2	NOTIFICATION OF THE PURCHASE AND SALE		9
	5.3	TERMINATION OF THE CONTRACT AND RESOLUTION OF THE PURCHASE AND SALE		10
6.	ACTIONS SIMULTANEOUS WITH THE PURCHASE AND SALE			11
	6.1	PAYMENT OF THE PRICE		11
	6.2	DELIVERY AND RECORDATION OF THE SHARES IN THE NAME OF THE
		PURCHASER AND NOTIFICATION TO THE COMPANY		12
	6.3	SIGNING OF THE VENDOR’S LOAN		12
	6.4	SIGNING AND NOTIFICATION OF THE SHAREHOLDERS’ AGREEMENT		12
	6.5	WAIVER. DELIVERY OF CERTIFICATES		12

7.	COMMITMENTS OF THE PARTIES AFTER THE DATE OF THIS AGREEMENT			12
	7.1	REGISTRATION WITH THE SEC		12
	7.2	DISTRIBUTION OF 2006 DIVIDEND BY THE COMPANY		12
	7.3	MEETING OF THE BOARD OF DIRECTORS OF FEBRUARY 6, 2008. HOLDING OF
		THE MEETING		13
	7.4	PERFORMANCE OF THE BOARD OF DIRECTORS UP TO THE INCORPORATION
		OF THE DIRECTORS DESIGNATED AT THE PROPOSAL OF PESA		13

8.	REPRESENTATIONS AND COMMITMENTS OF THE PARTIES			13

	8.1	REPRESENTATIONS AND COMMITMENTS OF THE VENDOR		13
		8.1.1.	Capacity of the Vendor to Enter Into this Agreement	13
		8.1.2.	Ownership of the Stock	13
		8.1.3.	Corporate Status of the Company	14
		8.1.4.	Nonexistence of Conflict	14
		8.1.5.	Form 20-F	14
		8.1.6.	Private Placement	15
		8.1.7.	Prohibition Against Attempts at Directed Sales or Obtaining Purchasers	15
		8.1.8.	Prohibition Against Integration of the Offer	15

	8.2	REPRESENTATIONS AND COMMITMENTS OF THE PURCHASER		15
		8.2.1.	Capacity to Enter Into this Agreement	16
		8.2.2.	Independence of the Purchaser	16
		8.2.3.	Nonexistence of Conflict	16
		8.2.4.	Intent to Invest	16

	8.3	INDEMNIFICATION		17
		8.3.1.	General rule except in the case of Clause 8.1.5 (20-F)	17
		8.3.2.	In the case of Clause 8.1.5 (20-F)	17
		8.3.3.	Rules common to the preceding sections	18

9.	TRANSFER		19

10.	EXPENSES AND TAXES		19

11.	NOTIFICATIONS		19

12.	MISCELLANEOUS		20
	12.1	CONFIDENTIALITY	20
	12.2	ANNOUNCEMENTS	21
	12.3	INTERMEDIATION EXPENSES OR FEES	21
	12.4	TITLES, HEADINGS, AND APPENDICES	21
	12.5	SCOPE OF THE AGREEMENT AND PARTIAL NULLITY	21
	12.6	MODIFICATION AND FORBEARANCE	21

13.	APPLICABLE LAW AND JURISDICTION		22
	13.1	APPLICABLE LAW	22
	13.2	JURISDICTION	22

LIST OF APPENDICES			1

In Madrid, on February 21, 2008.

PARTIES:

(1)
Of the first part Repsol YPF, S.A., the parent company of Grupo Repsol YPF (hereinafter, “Repsol YPF”), established pursuant to Spanish law on November 12, 1986 in virtue of public articles of incorporation granted before the notary public of Madrid, Mr. Miguel Mestanza Fraguero on the same date under number 4,293 of those of his / her Protocol, a company duly recorded in the Commercial Registry of Madrid at Volume 7063, 6058 of Section 3rd of the Companies Book, Sheet 119, Page M-72.059-1. Repsol YPF has its principal executive offices at Paseo de la Castellana 278, 28046 Madrid and its tax identification code (CIF), A-78374725, is current.

Herein represented by Mr. Antonio Brufau Niubó, of age of majority, married, a Spanish national, with professional domicile at Madrid, Paseo de la Castellana 278,, and holder of Spanish National Identification Document number 40.824.513-L, current, in virtue of a power of attorney granted on October 29, 2004, before the Notary of Madrid Carlos Rives Gracia, under number 2,889 of his protocol.

Hereinafter Repsol YPF shall be referred to as the “Vendor.”

(2)
Repsol Exploración, S.A., (hereinafter, “Repsol Exploración”) established pursuant to Spanish law on May 5, 1965 in virtue of public articles of incorporation granted before the notary public of Madrid Joaquín Enrique Pérez Real on the same date under number 2,098 of those of his / her Protocol, a company duly recorded in the Commercial Registry of Madrid at Volume 3146, Sheet 1, Page M-53739. Repsol Exploración has its principal executive offices at Paseo de la Castellana 280, 28046 Madrid and its tax identification code (CIF), A-28138873, is current.

Herein represented by Mr. Nemesio Fernández-Cuesta Luca de Tena, of age of majority, married, a Spanish national, with professional domicile at Madrid, Paseo de la Castellana 280, and holder of Spanish National Identification Document number 786.139-E, current, in virtue of a power of attorney granted on January 26, 2005, before the Notary of Madrid Carlos Rives Gracia, under number 150 of his protocol.

(3)
Caveant, S.A., (hereinafter “Caveant”) established pursuant to A law, with Bylaws recorded with the Inspectorate General of Justice on July 2, 1980 under number 2,415 of Book 95, Volume A of Business Companies. Caveant has its principal executive offices at Buenos Aires, Avda. Presidente Roque S. Peña 777, and its tax identification code (CIF), 30-62881362-7, is current.

Herein represented by Mr. Fernando Ramírez Mazarredo, of age of majority, married, a Spanish national, with professional domicile at Madrid, Paseo de la Castellana 278, and holder of Spanish National Identification Document number 485.502-R, current, in virtue of a power of attorney granted on February 14, 2008, before the Notary of Buenos Aires Carlos Emilio del Río, under folio 110 of his protocol.

(4)
Repsol YPF Capital, S.L., a company wholly owned by grupo Repsol (hereinafter, “Repsol YPF Capital”) Spanish on December 20, 2002 in virtue of public articles of incorporation granted before the notary public of Madrid Carlos Rives Gracia on the same date under number 4,166 of those of his / her Protocol, a company duly recorded in the Commercial Registry of Madrid at Volume 18308, Sheet 171, Page M-317473. Repsol YPF Capital has its principal executive offices at Paseo de la Castellana 278, 28046 Madrid and its tax identification code (CIF), B-83505651, is current.

Herein represented by Mr. Fernando Ramírez Mazarredo, of age of majority, married, a Spanish national, with professional domicile at Madrid, Paseo de la Castellana 278, and holder of Spanish National Identification Document number 485,502-R, current, in virtue of a power of attorney granted on February 19, 2008, before the Notary of Madrid Martín Recarte Casanova, under number 590 of his protocol.

(5)
Of the second part, Petersen Energía, S.A. (hereinafter, “PESA”), a company established pursuant to Spanish law, for the purposes of this transaction, on July 23, 2007 in virtue of public articles of incorporation granted before the notary public of Madrid, Mr. José Luis Martínez-Gil Vich on the same date under number 2918 of those of his / her Protocol, a company duly recorded in the Commercial Registry of Madrid at Volume 24588, Sheet 88, Page M-442504. Petersen Energía, S.A. has its principal executive offices at Plaza Pablo Ruiz Picasso 1, Torre Picasso, 38th Floor, 28020, Madrid and its tax identification code (CIF), A-85174621, is current.

Herein represented by Mr. Matías Eskenazi Storey, of age of majority, married, an Argentine national, with domicile at Cerrito 740, 1st Floor, Buenos Aires, Argentina, and holder of Alien National Identification Document number no. X-9298890-J, current, in virtue of a designation as Managing Director pursuant to certified document no. 16 of the protocol of Mr. Manuel González-Meneses García-Valdecasas dated January 9, 2008.

Hereinafter PESA. shall be referred to as the “Purchaser.”

Repsol Exploración, Caveant, and Repsol YPF Capital appear in this agreement for the mere effects of Clause 6.4, Clause 6.5.1 and Clause 7, being also applicable what is foreseen in Clause 11, Clause 12 and Clause 13.

Hereinafter, the Vendor, Repsol Exploración, Caveant, and Repsol YPF Capital shall jointly be called “Grupo Repsol YPF.”

Hereinafter the Vendor and Purchaser shall jointly be called the “Parties,” and any of them individually as a “Party.”

PREAMBLE:

I.
The Vendor performs its main activity in the hydrocarbons sector and, specifically, in the activities of exploration, exploitation, and production of crude and natural gas, the transportation of petroleum products, liquid petroleum gases (LPG’s), and natural gas, refining, production of a broad range of petroleum products and the sale of petroleum products, derived from petroleum, petrochemical products, LPG and natural gas.

Repsol Exploración, Caveant, and Repsol YPF Capital are companies in which Repsol YPF has an interest, whose principal activity focuses on the hydrocarbons sector and, specifically, in the case of Repsol Exploración, on the activities of exploration, exploitation, and production of crude and natural gas, the transportation of petroleum products, liquid petroleum gases (LPG’s) and natural gas, refining, production of a broad range of petroleum products and the sale of petroleum products, derived from petroleum, petrochemical products, LPG and natural gas. In the case of Caveant and Repsol YPF Capital, their principal activities are focused on holding shares of and interests in other companies.

II.
The Purchaser is a Spanish company whose principal activity is the investment, management, and administration of securities, bonds and/or stock. The Purchaser is wholly owned by Petersen Energía PTY Ltd., a company established pursuant to the laws of Australia, duly registered in the Securities and Investments Commission (Comisión de Valores e Inversiones) under company number 128.147.419 and with tax identification number N-8001058 J, which, in turn, is wholly owned by Mr. Sebastián Eskenazi, Mr. Matías Eskenazi, Mr. Enrique Eskenazi y Mr. Ezequiel Eskenazi.

III.
YPF S.A. is a corporation established by Decree No. 2778 dated December 31, 1990, its corporate bylaws were publicly registered before the appointed notary of the National Notary Registry on January 18, 1991 under No. 12.

Registered at the Superintendency of Corporations on February 5, 1991 under Corporations Book 108, Number 404, Volume A. Tax identification code (CUIT), 30-54668997-9 (hereinafter, the “Company”).

IV.	The Company is a leading international company in the hydrocarbons sector in Argentina and it forms part of Grupo Repsol YPF.

V.
The capital stock of the Company is fully subscribed to and paid in, divided into 393,312,793 uncertificated shares with a par value of $ 10 each. The capital stock is divided into four classes of shares.

VI.
Class D shares, representing 99.62% of the capital stock of the Company, are listed on the Buenos Aires Stock Exchange (BCBA) and the New York Stock Exchange (NYSE) as American Depositary Shares (ADS’s”) representing on Class D share each and represented by American Depositary Receipts (“ADR’s”) issued by The Bank of New York (hereinafter, the “Depositary”) pursuant to the terms of the Deposit Agreement by and between the Depository and the Company dated July 1, 1993 (the “Deposit Agreement”).

VII.	Grupo Repsol YPF is the owner of 389,536,990 Class D shares representing [99.04]% of the capital stock of the Company, identified in Appendix E-VII.

VIII.	The Parties signed a confidentiality agreement on February 19, 2007, supplemented on June 26, 2007 through an addendum (hereinafter, the “Confidentiality Agreement”).

IX.
Vendor has supplied PESA with information on the Company, through reports and presentations made by Vendor’s staff and outside advisors thereof, for PESA and its team of advisors (under confidentiality commitments) to undertake limited due diligence on the Company in which the advisors of the Administrative Agent (as designated in the Term Loan) participated, from whose limited information no facts or circumstances whatsoever arose that contradicted the contents of the Company’s 20-F, the Parties likewise agreeing that such limited due diligence in no way modifies the representations and commitments of the Vendor and other responsibilities assumed by the Vendor in this Agreement.

X.
Given the nature and limitations on the information that Vendor agreed to provide and the fact that the indirect access to it by the Purchaser did not allow Purchaser or its advisors to confirm the correctness thereof against original documentation, the Parties trust to enter the next operation in the correctness of the representations and commitments made by the Vendor in this Agreement.

XI.
Grupo Repsol YPF and the Purchaser enter into this Agreement under the scope of an exception to the obligation to register the Shares (as defined below) stipulated in Regulation S under the United States Securities Act of 1933 (hereinafter, the “1933 Act”).

XII.
Prior to signing this Agreement, the Purchaser signed a finance agreement (hereinafter, the “Term Loan”) with certain credit institutions (hereinafter, the “Credit Institutions”), a copy of which is attached as Appendix E-IX.

XIII.	Simultaneously with the signing of this Agreement, Grupo Repsol YPF and the Purchaser sign a finance agreement (hereinafter, the “Vendor’s Loan”), a copy of which is attached as Appendix E-X.

XIV.
Simultaneously with the signing of this Agreement, Grupo Repsol YPF and the Purchaser sign a shareholders’ agreement (hereinafter, the “Shareholders’ Agreement”), a copy of which is attached as Appendix E-XI.

XV.
Now, therefore, the Vendor states its intention to sell to the Purchaser, and the Puchaser states its intention to purchase from the Vendor, 58,603,606 Class D shares of the Company, as ADS’s whose circulation has been limited with the agreement of the Depository with the inclusion of the legend that is specified in Appendix 6.2 to that end, represented by ADR’s and representing 14.90% of the capital stock of the Company (hereinafter, the “Shares”), to which end the Parties agree to enter into this purchase and sale agreement (hereinafter the “Agreement”), which shall be governed by the following

STIPULATIONS:

1.	DEFINITIONS

For the effect of this Agreement, the terms that appear in Appendix 1, shall be construed pursuant to their correlative definitions.

2.	RULES OF INTERPRETATION

This Agreement shall be interpreted pursuant to the special precepts established below and the general rules of contract interpretation pursuant to the Applicable Law.

(i)	All the appendices form an integral part of the Agreement, and they have the same validity and effectiveness as if they were incorporated into its main body.

(ii)	References made to clauses are deemed made to clauses of this Agreement.

(iii)	The terms “including,” “included,” “inclusive,” and other similar acceptations should be interpreted as if they were followed by the phrase, “without limitation and merely by way of example.”

(iv)
The terms of “to the best of [our / its / his / her / their] knowledge” or “to the best of [our / its / his / her / their] knowledge and belief” mean with respect to the Vendor the specific degree of knowledge and/or the degree of knowledge legally required of a member of the board of directors, an officer or direct of the Company designated by or at the request of Grupo Repsol YPF.

(v)
Provisions introduced with the phrase “for greater clarity” have in and of themselves full normative and binding effects, and they constitute clarifications or [particularities] that do not prejudice the generality of the preceding precepts with respect to such as are indicated.

(vi)	Definitions used in singular shall be construed “mutatis mutandis” when used in the plural.

(vii)
Except if otherwise indicated, any reference to “days” shall be construed as “calendar days” or “consecutive days.” When the phrase “business days” appears it shall be construed as referring to the days that are also working days, from Monday to Friday, in the cities of Buenos Aires (Argentina) and Madrid (Spain) and New York (United States).

(viii)
Any reference in this Agreement to shares or participations in a specific legal person shall include both the shares, the parts of interest, and any other form of participation in the capital of such legal person, as well as any certifies issued by such legal person or any third party representing shares, parts of interest or participation in such legal person, including without implying limitation, “ADS’s,” “ADR’s” and any other certificate of deposit or custody of shares, parts of interest or participation in such legal person.

3.	PURCHASE AND SALE

3.1	Objective

The objective of this Agreement is the purchase and sale by the Vendor from the Purchaser of the Shares, with all their inherent rights and obligations. The Shares are sold to the Purchaser forming a single and indivisible whole given that the purchase and sale are agreed as a joint sale.

3.2	Purchase and Sale

The Vendor sells, cedes, and transfers the Shares, free of charges or Liens of any nature, to the Purchaser, who acquires them under those conditions, all pursuant to the terms and conditions of this Agreement (hereinafter, the “Purchase and Sale”).

4.	PRICE

The Price agreed by the Parties is US$ 38.13758 per Share; that is US$ 2,235,000,000 in total for all of the Shares (hereinafter, the “Price”).

5.	CONDITION SUBSEQUENT

5.1	Condition Subsequent

The Purchase and Sale is subject to the following Condition Subsequent: (i) failure to obtain within a period of 12 months from the date of this Agreement, the authorization for the purchase and sale from CNDC (either expressly or in the form of a written recognition, issued by the Department of Foreign Trade of Argentina or the entity that replaces it in the future as the supreme Argentine antitrust authority, stating that tacit authorization has been given); or (ii) the denial of such authorization; or (iii) the imposition by the CNDC of conditions or obligations that could have a material adverse impact on any of the Parties or on the Company (hereinafter, the “Condition Subsequent”).

5.2	Notification of the Purchase and Sale

As soon as possible, and in any case within a period of seven (7) calendar days from the date of this Agreement, the Parties shall notify the CNDC of the Purchase and Sale in order to obtain the express or implied authorization or authorizations for the Purchase and Sale or the non-opposition to the transaction on the part of the antitrust authorities.

The Parties shall agree on any type of communication that must be made to the CNDC.

The Parties undertake to do whatever is within their reach to execute the Necessary Acts and to put in order all documents that are necessary to obtain the authorization or authorizations or the non-opposition to the Purchase and Sale on the part of the CNDC within the period of 12 months from the date of this Agreement.

The Parties shall keep each other informed of the administrative procedure instituted pursuant to Clause 5.1.

The Parties shall agree on any information or data that must be provided to the pertinent antimonopoly authorities in relation to this purchase and sale and, in particular, the application documents. Likewise, the Parties undertake to notify the other Party promptly of any verbal or written communication they receive in relation to the administrative procedure in question, as well as to deliver a copy of the final decision.

5.3	Termination of the Contract And Resolution of the Purchase and Sale

If the Condition Subsequent foreseen in Clause 5.1 (i) or Clause 5.1 (ii) occurs, this Agreement shall be terminated automatically, and the Parties shall return in full the consideration received. To that end, at up certifiable request of any of the Parties which establishes and proves that the cause for contractual dissolution has occurred, the Parties shall appear within a period of ten (10) days from receipt of this notification (hereinafter, the “Date of Notification”) before the Notary of Madrid, Mr. Martín María Recarte Casanova, to formalize a statement and Contract dissolution document, in which simultaneously:

(i) the Purchaser will return the Shares to the Vendor, free of charges and liens; and

(ii) the Vendor will satisfy the Purchaser in accordance with the following irrevocable payment conditions in an amount equal to: (a) the amounts owed by the Purchaser under the Term Loan in accordance with the established in Clause 2.04(b)(v) of Term Loan, plus (b) the amounts that the Adjusted Cash Price exceeds the amount foreseen in letter (a) of this paragraph, minus (c) any Cash Dividend, provided that if the quantity foreseen in letter (a) of this paragraph exceeds that resulting from subtracting the Cash Dividends from the Adjusted Cash Price, the Purchaser shall simultaneously refund to the Vendor such difference in cash or through the total or partial assignment of its rights under the Interest Cap Rate.

The Vendor will refund such amount as follows: (a) the necessary amount to cancel the outstanding balance on the Term Loan transferring the same to the account held by the Global Coordinator under the Term Loan, and (b) the remainder, if any, to be transferred to the account at Credit Suisse Nº 1460-0001-15000036561.

For the purpose of the foreseen in this Clause 5.3:

“Adjusted Cash Price” means US$ 1.018.850.000,00 plus an amount representing interest owed at a 5% annual rate based on a 365-day year calculated by the number of days elapsed from the date this Agreement is signed up to the Date of Notification.

“Cash Dividends” means any dividends paid in cash by the Company on the Shares from the signing of this Agreement to the Date of Notification, excluding the 2006 Dividend.

“Interest Cap Rate” means the interest rate limit agreement or agreements that PESA signs in virtue of Article 5.09 of the Term Loan and the interest rate limit agreement or agreements that PESA signs to reach 100% of the interest payment obligations under such Term Loan.

Insofar as the expenses inherent to the dissolution of the Purchase and Sale, each Party shall assume its own at its expense and the common ones shall be borne in halves.

The Parties acknowledge and accept that the occurrence of the Condition Subsequent shall not give rise to a claim by any of the Parties against the other Party for any damages or injuries, except if the breach or occurrence of the Condition Subsequent is attributable to a breach by any of the Parties of a specific obligation to do or not to do in Clause 5.2.

In no case shall the Parties be obligated, in order to obtain the authorizations (and/or comply with them), to perform (or assume obligations not to do) or to comply with any conditions imposed by the antitrust authorities, except those obligations that cannot have a material adverse effect on the financial position of the party affected by such obligation.

If the Condition Subsequent stipulated in Clause 5.1 (iii) occurs, the affected Party, or any of the Parties (in the case of conditions or obligations that affect the condition of the Company), may terminate this Agreement automatically, and the Parties shall proceed pursuant to the provisions for the case of termination by express or implied denial of the authorization in sections 5.3. (i) and (ii). To that end, upon certifiable request by a Party which establishes and proves that the cause of contractual termination has occurred, the Parties shall appear within a period of ten (10) days from receipt of this notification to the aforementioned Notary of Madrid for the aforementioned effects.

6.	ACTIONS SIMULTANEOUS WITH THE PURCHASE AND SALE

The Parties agree that each and every one of the actions stipulated in this Clause 6 shall occur simultaneously and in a single act upon the signing this Agreement. The Purchase and Sale shall not be completed until each and every one of the actions stipulated in this Clause 6 occurs.

6.1	Payment of the Price

The Purchaser shall pay the Vendor the Price as follows: (i) US$ 1,018,850,000 through a funds transfer to bank account [•] with the bank voucher that proves the deposit of funds in the Vendor’s account owned by Vendor Swift Code [redacted] number [redacted] as serving as sufficient receipt ; (ii) US$ 201,150,000 through a certifiable and irrevocable assignment in payment to the Vendor by PESA of its right to collect the dividends for fiscal year 2006 in an amount up to which belong to it as a shareholder in the Company on the Shares, to be made through the grant of the assignment included in this Agreement as Appendix 6.1, with such serving as sufficient receipt and payment letter for such amount, and (iii) US$ 1,015,000,000 corresponding to the amount financed through the Vendor’s Loan signed by the Parties in this document, with such serving as sufficient receipt and payment letter for such amount.

6.2	Delivery and Recordation of the Shares in the Name of the Purchaser and Notification to the Company

The Vendor shall deliver to the Purchaser “ADR” certificates representing the Shares, which shall bear a legend in the English language indicating that their circulation has been limited pursuant to the Depository agreement as per the Spanish text that is detailed in Appendix 6.2, and it shall undertake all other acts that are necessary to perfect the registration of the Shares in the name of the Purchaser at the time this Agreement is signed.

6.3	Signing of the Vendor’s Loan

The Parties shall sign the Vendor’s Loan which is attached as Appendix E-X.

6.4	Signing and Notification of the Shareholders’ Agreement

The Parties shall sign the Shareholders’ Agreement which is attached as Appendix E-XI.

6.5	Waiver. Delivery of Certificates

6.5.1
Grupo Repsol YPF hereby irrevocably waives making any claim, directly or indirectly, against the Company for any act, event, or omission caused or occurring prior to the signing hereof. Consequently, Repsol YPF, undertakes to perform the Necessary Acts so its subsidiary companies do not make any claim against the Company for any act, event, or omission caused or occurring prior to the signing hereof. Nevertheless the waiver hereby made by Grupo Repsol YPF will not in any case include any financial claims, commercial claims or claims from services derived from the activities or business performed by any of the companies of the Repsol YPF group to the Company and its subsidiaries during the ordinary course of business.

6.5.2	The Purchaser hereby irrevocably waives making any claim against the Company for any act, event, or omission caused or occurring prior to the signing hereof.

7.	Commitments of the Parties after The Date of this Agreement

7.1	Registration with the SEC

Repsol YPF Group undertakes to comply with and cause the Company to timely comply with the terms of the Registration Rights Agreement. The Parties undertake to perform the Necessary Acts to that end.

7.2	Distribution of 2006 Dividend by the Company

The Parties undertake to perform the Necessary Acts for the Company to distribute the 2006 Dividend in cash, before May 15, 2008.

The Vendor undertakes to, immediately after the payment in cash of the dividend mentioned in the previous paragraph is made, transfer to the Company’s account the amount necessary to cancel the total principal plus interest, earned and unpaid up to the date of that cancellation of the debt it has contracted with Company (hereinafter, the “Intercompany Note”).

7.3	Meeting of the Board of Directors of February 6, 2008. Holding of the meeting

At the meeting of the Board of Directors held on February 6, 2008, the Board of Directors of the Company resolved to call for the Ordinary and Extraordinary Shareholders’ Meeting of the Company to be held on March 8, 2008 with the agenda indicated in Appendix 7.3 of this Agreement.

The Parties undertake to perform the Necessary Acts so that on such date (i) the persons proposed by each Party be designated as full Directors, alternate Directors, full Trustees and alternate Trustees, respectively, of the Company, and (ii) the Company’s Shareholders’ Meeting approve the amendment of the Company’s Corporate Bylaws so that the Clauses detailed in Appendix 7.3-2nd remain written according to the text indicated in such Annex.

7.4	Performance of the Board of Directors up to the incorporation of the Directors designated at the proposal of PESA

Unless by joint agreement to the contrary by both Parties, Group Repsol YPF undertakes to perform the Necessary Acts so that the Company’s Board of Directors does not adopt any decision with regard to any Special Matters (as these are defined in the Shareholders’ Agreement), nor any of such Special Matters in the Directory are considered, approved or resolved by the Board of Directors of the Company or any body of the Company, up until the Board of Directors of the Company is made up of the Directors proposed by each Party pursuant to their rights under the Shareholders’ Agreement.

8.	REPRESENTATIONS AND COMMITMENTS OF THE PARTIES

8.1	Representations and Commitments of the Vendor

The Vendor represents to the Purchaser that the representations and commitments stated in this Clause 8.1 are true and exact on the date of this Agreement.

The Vendor shall not be liable in any manner whatsoever, express or implied, for any matter related to the Company or the Shares that is not expressly and directly included in the representations and commitments included in this Clause 8.1.

8.1.1. Capacity of the Vendor to Enter Into this Agreement

Grupo Repsol YPF has the capacity necessary to enter into this Agreement and to perform each one of the obligations that it assumes in virtue hereof, such that the obligations derived from this Agreement constitute valid and binding obligations for Grupo Repsol YPF, enforceable under their terms.

8.1.2. Ownership of the Stock

The Vendor is owner of the Shares, with all the rights that are inherent thereto as Class D shares of the Company. The Shares represent fourteen point ninety percent (14.90%) of the capital stock of the Company (counting any option, uncapitalized contribution, right to receive shares in the Company or any security or debt convertible into shares as if that right or conversion had materialized), are duly issued, fully paid in and are sold and transferred, free of charges and Liens or any other right-party rights, except for the restrictions established in Article 7 of the Corporate Bylaws and pursuant to the 1933 Act.

The Company has not issued or granted options, securities of any nature convertible into shares, rights to receive or subscribe to shares, nor are there uncapitalized contributions of any nature.

8.1.3. Corporate Status of the Company

The Company was duly established, it exists validly and has full legal capacity pursuant to its Corporate Bylaws and the legislation that is applicable to it to perform the activities inherent to its objective.

8.1.4. Nonexistence of Conflict

The entering into and execution of this Agreement and such other documents as must be granted or executed by Grupo Repsol YPF pursuant to that herein stipulated:

(a)	do not constitute a breach of Regulations, laws, regulations, legal provisions or court orders applicable to Grupo Repsol YPF or the Company;

(b)	do not require the consent, approval, or authorization of any public authority, except such as may be necessary pursuant to the provisions of Clause 5.1;

(c)	do not breach any article of the bylaws or the articles of incorporation of Grupo Repsol YPF or the Corporate Bylaws of the Company; and

(d)	do not contravene any contract, agreement, or material instrument to which Grupo Repsol YPF or the Company are parties.

8.1.5. Form 20-F

The Vendor represents that the Company’s Form 20-F corresponding to the fiscal year ended December 31, 2006 (hereinafter, the “20-F”) has been submitted to the SEC by the deadline and pursuant to all the formalities required by the applicable law.

To the best of the Vendor’s knowledge and belief, the information contained in the 20F is correct and the Company has included in the 20-F all the information and it has reflected all the material events which, pursuant to the regulatory precepts thereof, must be reflected in the 20-F, and it has done so completely and without omitting information with respect to those events which pursuant to those precepts should have been included therein, at the date it was submitted to the SEC.

The Vendor is not aware of any information which should have been included in the 20-F but was not included in the 20-F or was included incompletely. Likewise, it is not aware of (i) information which, subsequent to the submission of the 20-F, should have been reported to the SEC and was not reported or was incompletely or incorrectly included; or (ii) materially relevant information which, subsequent to the submission of the 20-F, should have been reported to the regulatory authorities of the stock exchanges on which the Company is listed that was not reported or that was reported incompletely or incorrectly.

8.1.6. Private Placement

Assuming the truth of the representations and commitments of the Purchaser established in Clause 8.2, registration is not required in virtue of the 1933 Act for the offering and sale of the Shares by the Vendor to the Purchaser pursuant to the terms of this Agreement. Except in virtue of the two Registration Rights Agreements signed today (Registration Rights Agreements), neither the Vendor nor the Company have granted or entered into any agreement to grant any right to any person (including the piggyback share registration rights of an offer (“piggyback” registration rights)) in order to obtain registration of any security of the Company with the Securities and Exchange Commission of the United States (U.S. Securities and Exchange Commission) (“SEC”) or any other governmental authority which was not performed or waived.

8.1.7. Prohibition Against Attempts at Directed Sales or Obtaining Purchasers.

Neither the Vendor nor the Company nor any of their respective affiliates, nor any person acting in their behalf have engaged in any “general attempt to obtain purchasers” (general solicitation) or “general advertising” (general advertising) (as such terms are used in Regulation D under the 1933 Act) or any “directed sales attempt”) (directed selling efforts) (as such term is used in Rule 902(c) of Regulation S under the 1933 Act) in relation to the offering or sale of any of the Shares. The Vendor, the Company, and their respective Affiliates and any person acting in their behalf have complied with and shall comply with all the requirements related to offering restrictions established in Regulation S under the 1933 Act.

8.1.8. Prohibition Against Integration of the Offer.

Neither the Vendor, the Company, their subsidiaries or any of their respective Affiliates, nor any other person acting in their behalf, have engaged, directly or indirectly, at any time during the past six months, in any offering or sale of any of the Company’s securities nor has it [sic] tried to obtain any offer to purchase any security under circumstances which (i) would eliminate the availability of the exemption from registration in virtue of Regulation S under the 1933 Act in relation to the offer and sale by the Vendor of the Shares as contemplated in this Agreement or (ii) would cause the integration of the offer of Shares in virtue of this Agreement with prior offers by the Vendor or the Company for the effects of any applicable law, regulation, or shareholder approval provisions, including, without restriction, in virtue of the rules and regulations of any Securities Exchange.

8.2	REPRESENTATIONS AND COMMITMENTS OF THE PURCHASER

The Purchaser states to the Vendor that the representations and commitments expressed in this Clause 8.2 are true and correct at the date of this Agreement.

8.2.1. Capacity to Enter Into this Agreement

The Purchaser has the capacity necessary to enter into this Agreement and to perform each one of the obligations that it assumes in virtue hereof, such that the obligations derived from this Agreement constitute valid and binding obligations for the Purchaser, enforceable under their terms.

8.2.2. Independence of the Purchaser

The Purchaser represents that it acts in its own behalf and for its sole benefit and interest.

8.2.3. Nonexistence of Conflict

The entering into and execution of this Agreement and such other documents as must be granted or executed by the Purchaser pursuant to that herein stipulated:

(a)	do not constitute a breach of Regulations, laws, regulations, legal provisions or court orders applicable to the Purchaser;

(b)	do not require the consent, approval, or authorization of any public authority, except those established in this Agreement, if applicable;

(c)	do not breach any article of the bylaws or the articles of incorporation of the Purchaser or the Corporate Bylaws of the Company; and

(d)	do not contravene any contract, agreement, or material instrument to which the Purchaser are parties.

8.2.4. Intent to Invest

Purchaser understands that the Shares (as ADR’s) are “restricted securities” (restricted securities) and have not been registered pursuant to the 1933 Act or any securities law of any state of the United States and it acquires the Shares in its own behalf and without a view toward their public sale or distribution, or resale in relation to such public sale or distribution, without prejudice to the right of the Purchaser, subject to the provisions of this Agreement and the Shareholders’ Agreement, to sell or otherwise dispose of, at any time, all or part of such Shares, as the case may be, pursuant to a valid registration statement in virtue of the 1933 Act or in virtue to an exemption to such registration and pursuant to current federal and state securities laws in the United States. The Purchaser does not currently have any contract, plan, or agreement, directly or indirectly, with any person for the distribution of any of the Shares to any person or entity nor through any person or entity; it being established, however, that through the statements made herein, the Purchaser does not agreed to keep any of the Shares for a minimum period of time.

8.3	Indemnification

8.3.1. General rule except in the case of Clause 8.1.5 (20-F)

Each one of the Parties, under the terms indicated in this Clause, expressly and irrevocably undertakes to indemnify and hold the other Party harmless of any foreseeable damages or losses that it may incur as a result of any default hereunder and/or any imprecision, omission, or lack of truth of the Representations and Commitments established in the aforementioned clauses.

The maximum total liability of the Parties for default on the provisions of these clauses shall in all cases by the Price of the Purchase and Sale.

In these cases the Parties shall not exercise any of these actions or claims once the statute of limitations has lapsed.

8.3.2. In the case of Clause 8.1.5 (20-F)

With respect to Clause 8.1.5, the Purchaser may institute actions or claims against the Vendor for any monetary damage or loss it suffers as a result of any imprecision, omission or lack of truth with respect to facts that were known by the Company or should have been known because documentation existed in it, which because of their material importance should have been reflected in the 20-F, related to the materially relevant information provided or which should have been provided in the Company’s 20-F pursuant to the regulatory precepts thereof, as well as the aforementioned information reported or that should have been reported to the SEC after the 20-F.

The Parties shall appoint by common accord, within a period of ten (10) business days from when the Purchaser has notified the Vendor of the existence of actions or claims under this clause, an independent expert from among the five (5) largest international audit firms in order for it to determine by a report the possible existence and amount of the imprecision, omission, or lack of truth and, if applicable, the monetary damage caused. Once that period from the receipt of the notice by the other Party has lapsed without agreement having been reached, the expert shall be appointed by lottery before a notary public among the four firms proposed (two (2) by each one of the Parties) from among the five (5) largest international audit firms. Such report shall be binding and final for the Parties, who expressly waive appeal of the conflict resolution proceeding established in Clause 13.2 to settle any matter covered by the aforementioned report or any other jurisdiction that might be applicable to them. The Parties may only appeal the proceeding established in Clause 13.2 for matters related to the execution and/or implementation of the conclusions and decisions of the aforementioned report.

In the cases cited in this Clause 8.3.2, the Purchaser shall not exercise any action or claim after two (2) years have elapsed from the Date of this Agreement, except for cases of fraud on the part of the Vendor, in which case the period of the statute of limitations shall be followed if it is greater than the two (2) year period.

Additionally, in no case may the total accrued amount of the indemnification to be paid by the Vendor to the Purchaser for indemnifiable losses which the Purchaser might suffer as a result of any imprecision, omission or lack of truth under Clause 8.1.5 exceed ten (10) percent (10%) of the Price, except for cases of fraud by the Vendor, in which case the total amount of the indemnification shall have as a maximum limit the total Price of the Purchase and Sale.

8.3.3. Rules common to the preceding sections

If with respect to an event that gives rise to damage, the Purchaser or the Company had a right to recover from a third party (including any indemnification under an insurance policy in effect on the date of this Agreement) any amount, Purchaser and Vendor shall cooperate for the Company to take such acts as are necessary to execute against the third party recovery of such amount. The amount of the indemnification if applicable effectively recovered from the third party, less the expenses incurred in relation to the claim, shall (i) if it was received by the Purchaser, be returned immediately to the Vendor (or, if the indemnification for the damages has not yet been paid to the Purchaser, the amount received by the Purchaser shall be deducted from the indemnification for which the Vendor is liable) in the same proportion as if such indemnification was paid or should have been paid; or (ii) if it was received by the Company, the proportional amount (with respect to the Purchaser’s interest in the Company’s capital) of the amount received by the Company shall be, if the indemnification was paid by the Purchaser, returned by it to the Vendor or, if it has not yet been paid by the Purchaser, deducted from the indemnification for which the Vendor is liable, in the same proportion as this amount had paid such indemnification [sic].

If one Party knows of the existence of an event or circumstance that gives rise to the obligation to indemnify, such Party shall claim the indemnification from the other Party, providing, if it exists, the information that documents the event or circumstance that gives rise to the obligation to identify, as well as a brief summary thereof.

Once the corresponding claim for indemnification is received, the Party that has received it shall notify the Party that has sent it in writing, within a period of 15 business days, of its full or partial rejection or acceptance of the claim. The lack of such notification within such period shall be deemed a total rejection of the claim.

In case of (full or partial) acceptance of the claim, the amounts claimed (and fully or partially accepted) shall be paid, without need of an additional request, within a 30-day period from such acceptance.

In case of (full or partial) rejection of the claim, as the case may be, the claim in dispute shall be resolved pursuant to the provisions of Clause 13.

9.	TRANSFER

Neither the Vendor nor the Purchaser may assign in whole or in part the rights and obligations derived from this Agreement to any third party unless it is expressly agreed in advance and in writing by the other Party. Such written consent shall be obtained even if the assignment were made in favor of companies of the same group or takes place through the complete transfer of the company (for example, a merger).

If the Purchaser were to transfer its rights or obligations derived from this Agreement in any manner or under any legal recourse, without obtaining written consent from the Vendor, the Vendor may choose, at its sole discretion, to rescind this Agreement automatically or to file a claim against the Purchaser for such damages and injuries as derive from the nonperformance of this obligation.

Notwithstanding the foregoing, the Vendor gives its express consent for the Purchaser to transfer, totally or partially, the rights of economic content, but not the obligations, arising for the Purchaser of this Agreement in favor of the financial entities that have partially financed the payment of the Price.

10.	EXPENSES AND TAXES

The expenses and taxes derived from the negotiation, formalization, and execution of this Agreement shall be borne by the Parties indicated below:

(i)	The expenses for formalization of this Agreement before a Notary Public shall be borne by the Purchaser and Vendor in equal parts;

(ii)
The fees and expenses of legal, accounting, tax advisors, investment banks, consultants, auditors, specialists in the hydrocarbon industry or any other professionals shall be borne by the Party which in each case hired them.

(iii)	The taxes resulting from the formalization and execution of this Agreement shall be borne by such Party as the Applicable Law in each case determines.

11.	NOTIFICATIONS

All communications and notifications that the Parties exchange in relation to this Agreement to be effective between them shall be made in writing, in the Spanish language, by (i) personal delivery with written confirmation of receipt by the other party; (ii) through a notary made by a Notary Public; (iii) by bureau fax; or (iv) by any other means that leaves certifiable evidence of its due receipt by the address or addressees. The Parties establish the following addresses or fax numbers for the effects of notifications:

Grupo Repsol YPF:

Paseo de la Castellana No. 278-280
28046 Madrid (Spain)
Fax: (34) 91 348 04 47
Attention: Corporate Director of Strategy and Development

With a copy to

Fax: (34) 91 348 40 86
Attention: Corporate Director for Legal Matters

Purchaser:

Cerrito 740, 1st Floor
C 1010 AAP City of Buenos Aires (Argentina)
Fax: (54) 11 55 55 01 00
Attention: Mr. Ignacio Moran

With a copy

Fax; (54) 11 55 55 01 00
Attention: Mr. Mauro Dacomo

Any correspondence sent to the preceding addresses or fax numbers shall be deemed receive by the addressee except if the addressee had previously informed the sender of any change thereto through any of the aforementioned means.

12.	MISCELLANEOUS

12.1	Confidentiality

The content of this Agreement shall be entirely confidential, the Parties being obligated not to disclose the content hereof to any third party, except:

(a)	Pursuant to a court or administrative order or another legal obligation;

(b)	In order to demand or facilitate compliance with the rights and obligations derived from the Agreement;

(c)	If applicable, in order to meet the requirements related to notification to the authorities cited in Clause 5.2;

(d)
Insofar as necessary, to meet or comply with the reporting obligations that are required with respect to regulatory and supervisory bodies in the capital markets where the Company, the Vendor or, if applicable, the Purchaser are listed.

(e)
In order to provide information to their advisors and auditors, and when financial institutions reasonably need to know it, provided that they are obligated by law or contract to maintain the confidentiality of the information obtained.

Exceptionally, the Parties shall be authorized to make the mandatory communications required by an official body. The Parties to this Agreement shall agree, insofar as possible, on any mandatory communications.

12.2	Announcements

The Purchaser and Vendor shall agree, acting mutually, on the time and content of any press release or public announcement (including material facts), in strict observance of the duties and obligations required by the applicable regulations.

The Parties may not communicate any information except if their written consents have been mutually stated in advance. This provision is not applicable to the cases described in the foregoing Clause 12.1.

12.3	Intermediation Expenses or Fees

Without prejudice to the generalness of the provisions of Clause 10, the Parties state that neither the signing of this Agreement nor the formalization of the purchase and sale shall accrue any type of fee (i.e. finder’s fee or broker’s fee) either for the Company or a Party other than the one that has contracted those services.

12.4	Titles, Headings, and Appendices

The titles and headings of the sections and the clauses and subclauses of this Agreement are inserted to facilitate its reading but they do not form part nor should they be taken into account at the time of interpreting it.

The appendices form an integral part of the Agreement for all effects.

12.5	Scope of the Agreement and Partial Nullity

This Agreement contains the agreements reached by the Parties with respect to the matter that constitutes its objective, and it replaces all prior agreements or principles of agreement, verbal or written, that might bind the Parties in relation to this matter.

If a competent Court or Authority declares all or part of any of the nonessential clauses or subclauses of this Agreement null and void or unenforceable, it shall remain in effect except for the part declared null and void or unenforceable. The Parties shall hold mutual consultations and shall make their best efforts to agree to a valid and enforceable stipulation that constitutes a reasonable replacement of the null and void and unenforceable stipulation pursuant to the spirit of this Agreement.

12.6	Modification and Waiver

This Agreement may not be modified except if done so in writing signed by the Parties and with express and unequivocal mention of the modification agreed.

If any of the Parties does not exercise any right that appertains to it with respect to a specific act or event in virtue of this Agreement, such shall not imply a waiver of such right and shall not in any manner prevent the subsequent exercise of such right with respect to other acts or events during its effective period.

13.	APPLICABLE LAW AND JURISDICTION

13.1	Applicable Law

All matters related to the formalization, validity, effectiveness, interpretation, and performance of this Agreement and the rights and obligations of the Parties shall be governed by the laws of the Kingdom of Spain.

13.2	Jurisdiction

The Parties expressly subject any disagreement or controversy that might arise on this Agreement or its execution, or which is related to it, to legal arbitration, pursuant to the regulation established by the rules and regulations of the International Chamber of Commerce (hereinafter, “CCI”), before (3) arbitrators appointed pursuant to the provisions of this Agreement, the Parties expressly waiving any other forum that might appertain to them.

The Parties state that they know and accept the rules and regulations of the CCI, pursuant to whose rules, if applicable, the arbitration proceeding shall take place.

The arbitration proceeding shall take place in the Spanish language in the city of New York (United States of America), in the place designated by the CCI.

The legal arbitration shall be subject to Spanish law and three (3) arbitrators shall hear it. Vendor and Purchaser shall appoint one (1) arbitrator each, the third of them appointed jointly by the arbitrators so appointed. If the first two (2) arbitrators cannot agree on the selection of the third arbitrator, he shall be appointed pursuant to the current rules of the CCI.

Likewise, the prosecution of the arbitration proceeding shall be subject to the rules and regulations of the CCI.

The Parties shall request that the arbitrators include in the arbitration decision an express decision on the costs. The decision on costs shall be proportional to the estimate of the claims of the Parties contained in the arbitration decision.

The arbitration shall in all cases be final and the Parties are bound to perform and to voluntarily go through the provisions of the arbitration decision, within the timeframes set by common accord at the start of the arbitration proceeding. On lack of agreement, the provisions of the CCI Regulation shall be applicable.

Subsidiarily, and if necessary, especially in relation to the forced execution of the arbitration, the holding of the preparatory proceedings as well as the request for injunctions or measures of any other type, the Parties subject themselves, with express waiver of any other forum that might appertain to them, to the Courts and Tribunals of the city of Madrid.

AND IN WITNESS WHEREOF, the Parties sign this Agreement in a single copy in the place and on the date indicated in the heading which is delivered to the Notary for recording.

REPSOL YPF, S.A.	REPSOL EXPLORACIÓN, S.A.

/s/ Antonio Brufau Niubó	/s/ Nemesio Fernández-Cuesta Luca de Tena
Mr. Antonio Brufau Niubó	Mr. Nemesio Fernández-Cuesta Luca de Tena

CAVEANT, S.A.	REPSOL YPF CAPITAL, S.L.

/s/ Fernando Ramírez Mazarredo	/s/ Fernando Ramírez Mazarredo
Mr. Fernando Ramírez Mazarredo	Mr. Fernando Ramírez Mazarredo

PETERSEN ENERGÍA, S.A.

/s/ Matias Eskenazi Storey
D. Matias Eskenazi Storey

LIST OF APPENDICES

Appendix E-IX	Term Loan

Appendix E-X	Vendor’s Loan

Appendix E-XI	Shareholders’ Agreement

Appendix 1	Definitions

Appendix 6.1	Assignment of 2006 Dividend

Appendix 6.2	Legend on “ADR” certificates

Appendix 7.3	Shareholders’ Meeting Agenda

Appendix 7.3-2nd	Corporate Bylaws Clauses to be Amended

1

Appendix E-IX
Term Loan

[ FILED AS EXHIBIT 99.6]

1

Appendix E-X
Vendor’s Loan

[FILED AS EXHIBIT 99.5]

1

Appendix E-XI
Shareholders’ Agreement

[FILED AS EXHIBIT 99.4]

1

Appendix 1
Definitions

“Shares”
Means together 58,603,606 common registered Class D shares of the Company with a par value of $ 10 each and 1 vote per share, as American Depositary Shares (“ADS’s”) representing one Class D share each and represented by American Depositary Receipts (“ADR’s”) issued by The Bank of New York (hereinafter, the “Depository”) pursuant to the terms of the Deposit Agreement between the Depository and the Company dated July 1, 1993 (the “Deposit Agreement”), representing fourteen point ninety percent (14.90%) of the capital stock of the Company (counting any uncapitalized contribution, right to receive shares in the Company or any security or debt convertible into shares as if that right or conversion had materialized), as well as all the political and capital rights that appertain thereto, including any option or preferred right of subscription, the right to receive any dividend or distribution corresponding thereto, either in shares, in kind, or in cash voted and not distributed to date (including the right to receive $10.76 pesos per Share corresponding to 14.9% of the amount designated by the meeting held on April 13, 2007 to constitute a reserve for the payment of future dividends, once the distribution of such amount as a dividend has been approved by the Company’s Board of Directors on February 6, 2008 according to the delegation made to the Board of Directors at the above mentioned meeting) and, in addition, any other rights of any nature that the Vendor has as holder of the shares.

“Necessary Acts”
Means, in relation to the results whose obtainment is required, all measures that are reasonable in business terms and which, within the legal authority of the Party in charge of performing those “Necessary Acts” is pertinent for the purposes of obtaining such result. Such measures include, without limitation, (a) attending the corresponding meetings and casting votes with respect to all of the shares of which the Party obligated to perform the “Necessary Acts” owns; (b) instructing the directors appointed by or at the proposal of such Party to convene meetings of the board of directors and/or meetings and to vote favorably in meetings of the board of directors and/or make entries into the corporate books and pertinent registries, and to make presentations and/or notifications to Caja de Valores S.A., the CNV, the Buenos Aires Stock Exchange, the SEC, the Inspectorate General of Justice and any other authority or body which is necessary in order to obtain the result sought, and which are performed pursuant hereto or to order that they be removed from their positions if they do not perform such acts or do not act pursuant hereto; (c) preparing, executing, and/or signing documents, presentations and notifications and/or registrations or similar acts that are required in order to reach the aforementioned result.

1

“Shareholders’ Agreement”	Means the shareholders’ agreement signed by the Parties in a single act and simultaneously with the signing of this Agreement, a copy of which is attached as Appendix E-XI.

“Confidentiality Agreement”	Means the confidentiality agreement signed by the Vendor and Purchaser on February 19, 2007, together with the addendum thereto signed on June [26], 2007.

“CNDC”
Means (i) the Argentine National Antitrust Commission and the Argentina Department of Foreign Trade or the Department of Industry, Trade, and Mining, or (ii) the National Antitrust Tribunal, if such Tribunal is formed, or (ii) the public body or entity which, if applicable, replaces them in competence with respect to the matter pursuant to Argentina laws.

“Company”
Means the Argentine company YPF, S.A., registered in the Superintendency of Corporations under Corporations Book 108, Number 404, Volume A, with principal executive offices at Avda. Presidente Roque Saénz Peña 777, C1035AAC Ciudad de Buenos Aires, Argentina, and valid tax identification code (CIF) 30-54668997-9.

“Purchaser”
Means the Spanish company, registered in the Commercial Registry of Madrid, at Volume 24588, Sheet 88, Page M-442504. Petersen Energía, S.A. has its principal executive offices at Plaza Pablo Ruiz Picasso 1, Torre Picasso, 38th Floor, 28020, Madrid and its tax identification code (CIF), A-85174621, is current.

“Condition Subsequent”	Means the condition subsequent established in Clause 5 of this Agreement.

“Agreement”	Means this stock purchase and sale agreement signed by the Parties on the date that appears in the heading.

“2006 Dividend”
The amount resulting from the amount of $10.76 Argentine pesos per share of the Company, which distribution has been approved by the Company’s Directory on February 6, 2008, according to the delegation made to the Directory at the meeting of April 13, 2007.

2

“Credit Institutions”	Means the credit institutions that sign the Term Loan with the Purchaser and any successor or assign thereof.

“Corporate Bylaws”	Means the corporate bylaws of the Company in effect on the date of this Agreement.

“Liens”
Means any attachment, pledge, tax, charge, usufruct, assessment, fiduciary cession, guaranty or custody deposit, limitation or restriction of free transfer or of any nature, eviction claims, third party rights, preferred rights or options or any other third party right that affects free ownership or free transfer.

“Grupo Repsol YPF”	Means, collectively, Repsol YPF, Repsol Exploración, Caveant y Repsol YPF Capital and any of them individually and without distinction.

“Intercompany Note”	Means the debt the Seller has incurred with the Company in the amount of US$ 675.000.000,00 plus interest accrued and unpaid to the date of the cancellation.

“Regulation”	Means any law, regulation, resolution, administrative act, case law or legislation

“Party”	Means either the Vendor or the Purchaser as the case may be.

“Price”	Means the price for the purchase and sale of the Shares determined as stipulated in Clause 4.

“Subsidiaries”
Means (a) those companies or legal entities whose capital stock and votes are more than 50%, under any title and for any reason, directly or indirectly, owned by or controlled by a legal person or (b) owned or controlled, in turn, by any company or entity owned or controlled by such legal person.

“Term Loan”	Means the finance agreement signed by the Purchaser with certain credit institutions prior to the signing of this Agreement, a copy of which is attached as Appendix E-X.

“Vendor”
Means the Spanish company Repsol YPF, S.A., a company duly registered in the Commercial Registry of Madrid at Volume 3893, Sheet 175, Page M-65289. Repsol YPF has its principal executive offices at Paseo de la Castellana 278, 28046 Madrid and with tax identification code (CIF), A-78374725, which is current.

“20-F”
Means the Form 20-F submitted by the Company to the SEC and corresponding to the fiscal year ended at December 31, 2006, or any other document sent to the SEC to clarify or supplement the aforementioned 20-F.

3

Appendix 6.1

Assignment of 2006 Dividend

[FILED AS EXHIBIT 99.10]

1

Appendix 6.2

ADR Legend

[NOT FILED]

2

Appendix 7.3

Shareholders Meeting Agenda

[NOT FILED]

1

Appendix 7.3-2nd

Corporate Bylaws Clauses to be Amended

[NOT FILED]

1